Exhibit 99.7

GLJ	Petroleum Consultants

Principal Officers:

Harry Jung, P. Eng.

   President, C.E.O.

Dana B. Laustsen, P. Eng.

   Executive V.P., C.O.O.

Keith M. Braaten, P. Eng.

   Executive V.P.

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.

Jodi L. Anhorn, P. Eng.

Neil I. Dell, P. Eng.

David G. Harris, P. Geol.

Myron J. Hladyshevsky, P. Eng.

Bryan M. Joa, P. Eng.

John H. Stilling, P. Eng.

Douglas R. Sutton, P. Eng.

James H. Willmon, P. Eng.

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

We hereby consent to the use and reference to our name and reports evaluating a portion of Cenovus Energy Inc.’s proved and probable oil and gas reserves quantities, as of December 31, 2009, and the related estimates of discounted future net cash flows for proved oil and gas reserves quantities, and the information derived from our reports, as described or incorporated by reference in Cenovus Energy Inc.’s Annual Report on Form 40-F for the year ended December 31, 2009 and Cenovus Energy Inc.’s registration statement on Form S-8 (File No. 333-163397), filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.

Your truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Harry Jung
Harry Jung, P. Eng.
President

Calgary, Alberta
February 18, 2010

4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2  •  (403) 266-9500  •  Fax (403) 262-1855  •  GLJPC.com